MDU RESOURCES GROUP, INC.
COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES
AND COMBINED FIXED CHARGES AND PREFERRED STOCK DIVIDENDS

	Twelve Months Ended June 30, 2015	Year Ended December 31, 2014
	(In thousands of dollars)
Earnings Available for Fixed Charges:
Net Income (a)	$148,371	$179,714
Income Taxes	51,156	63,227
	199,527	242,941
Rents (b)	18,617	16,166
Interest (c)	99,592	94,648
Total Earnings Available for Fixed Charges	$317,736	$353,755

Preferred Dividend Requirements	$685	$685
Ratio of Income Before Income Taxes to Net Income	134%	135%
Preferred Dividend Factor on Pretax Basis	918	925
Fixed Charges (d)	120,113	113,849
Combined Fixed Charges and Preferred Stock Dividends	$121,031	$114,774
Ratio of Earnings to Fixed Charges	2.6x	3.1x
Ratio of Earnings to Combined Fixed Charges and Preferred Stock Dividends	2.6x	3.1x

(a)	Net income excludes undistributed income for equity investees.

(b)	Represents interest portion of rents estimated at 33 1/3%.

(c)
Represents interest, amortization of debt discount and expense on all indebtedness and amortization of interest capitalized, and excludes amortization of gains or losses on reacquired debt (which, under the Federal Energy Regulatory Commission Uniform System of Accounts, is classified as a reduction of, or increase in, interest expense in the Consolidated Statements of Income) and interest capitalized.

(d)
Represents rents (as defined above), interest, amortization of debt discount and expense on all indebtedness, and excludes amortization of gains or losses on reacquired debt (which, under the Federal Energy Regulatory Commission Uniform System of Accounts, is classified as a reduction of, or increase in, interest expense in the Consolidated Statements of Income).